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                             May 11, 2021

       Steve Daly
       Chief Executive Officer
       Instructure Intermediate Holdings I, Inc.
       6330 South 3000 East, Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Intermediate Holdings I, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 28,
2021
                                                            CIK No. 0001841804

       Dear Mr. Daly:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our April 6, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 28, 2021

       Prospectus Summary, page 1

   1. We note your revised disclosures in response to prior comment 1. Please clarify whether the contracted Canvas
LMS user count includes the users for all solution offerings that your customers have
paid for pursuant to a written contract, or tell us which solutions and related user count are
excluded from this measure. Also, clarify your statement in your response to prior
comment 2 that contracted users are a "subset" of active users and users that have created
accounts on your platforms. In this regard, please explain to us why the number of contracted
users would be less than the number of active or other users on your platform.
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
May         NameInstructure Intermediate Holdings I, Inc.
      11, 2021
May 11,
Page  2 2021 Page 2
FirstName LastName
Corporate Organization, page 14

2. We note your revised disclosures related to prior comment 7, including your discussion of the stock split and distribution of shares from TopCo to its equity holders that will occur prior to this offering. Please revise to clarify what will happen to the Class A and Class B
         Units currently outstanding and held by these equity holders. Specifically address whether these Units will also be distributed to the equity holders and/or converted into shares of common stock of the Company prior to the offering, or whether these Units will dissolve with the dissolution of TopCo.
Capitalization, page 67

3. Please revise the second bullet point in the introductory section to also discuss the
         Corporate Organization transaction.
Unaudited Pro Forma Combined Financial Data, page 77

4. Please revise the introductory paragraphs to include a discussion of all transactions that are reflected in your pro forma financial statements, including the Corporate Organization and Offering Transaction. Refer to Article 11-02(a)(2) of Regulation
S-X.
5. Please revise note (l) to include a discussion regarding the impact of the Corporate
         Organization on the weighted average shares outstanding. Also, tell us whether you intend to reflect all offering shares in the pro forma per share calculations as per footnote
         (m)(i) or only those shares that will be used to repay debt as discussed in footnote (m)(ii)
         and explain why. Lastly, tell us your consideration to include separate pro forma per share information for each of the Corporate Organization and Offering Transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 94

6. You state that net revenue retention rate (NRR) compares the "ARR" for a customer cohort base as of a given month in the immediately preceding year for that same cohort group in the current year. You then state NRR is calculated by dividing the "total revenue" obtained from a particular customer cohort in a given month by the "total revenue" for that same customer cohort from the same month in the preceding year.
         Please tell us whether net revenue retention rate is calculated by using ARR or total revenue from the cohort group, and revise to ensure that your disclosures are consistent throughout the filing.
7. We note your revised disclosure and response to prior comment 10. Please further revise to address the reasons(s) for the increase in your net revenue retention rate from 107% at
         December 31, 2019 to 117.2% at December 31, 2020.
8. Please revise to more clearly explain how your measure of gross revenue retention rate is calculated.
 Steve Daly
Instructure Intermediate Holdings I, Inc.
May 11, 2021
Page 3
9. You state that you had 481, 572, and 682 customers with ARR of $100,000 or more as of
       December 31, 2018, 2019, and 2020, respectively. Please disclose the percentage of ARR generated from this subset of customer for each period presented. Non-GAAP Financial Measures, page 95

10. We note your response to prior comment 11, in which you state that you primarily contract through annual subscriptions and, accordingly, the majority of the deferred revenue is contained within a 12-month period. Please tell us what percentage of subscription revenue relates to annual contract terms versus multi-year contract terms. In this regard, you state your multi-year contracts can range from one-year to five-years and that your period of benefit for amortizing deferred commissions was determined to be four-years.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameSteve Daly
                                                       Division of Corporation
Finance
Comapany NameInstructure Intermediate Holdings I, Inc.
                                                       Office of Technology
May 11, 2021 Page 3
cc:       Bradley C. Reed, P.C.
FirstName LastName